October 12, 2005

VIA EDGAR / ORIGINAL BY FEDERAL EXPRESS

Ms. Angela Jackson

Senior Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Re:	MicroFinancial Incorporated
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 30, 2005
File No. 001-14771

Dear Ms. Jackson:

Attached please find responses to the questions and comments you had outlined in your Comment Letter dated September 13, 2005. To facilitate your review process, I have replicated the questions you provided in your letter (in italics) and have included the response to the question just below it.

In accordance with your request, Company Management acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Critical Accounting Policies – Revenue Recognition, page 15

1.	Please explain to us your policy for measuring the residual value of the equipment that you lease under direct financing leases.
•	Tell us how you determine the fair value of the leased equipment at the end of the lease term.

Our standard lease contract provides for a fair market value purchase option at the end of the lease term. At the end of the contractual lease term, the lessee may do one of the following: a) return the leased equipment, b) purchase the leased equipment at the fair market value, or c) continue to lease the equipment via a monthly renewal option which allows the lessee to continue to pay for the use of the equipment on a month to month basis. This month to month renewal is the default option to the extent the lessee does not notify the Company of its intent to do otherwise at the end of lease term. The residual values are estimated at the inception of the lease contract and are based upon industry data and our own experience regarding the end of term options mentioned above, as well as, from defaults or other dispositions of the leased equipment. The booked residual amount is estimated at lease inception and is generally 10% of the original lease stream. This value approximates our historical performance given the options outlined above. We then, at least annually, review these values for impairment. Since any impairment would result in a write down of the residual value during the lease term, this ensures that the fair value assessment at the end of lease term is still valid.

•

Tell us if you consider the cash flows expected to be received after the lease term during which you continue to bill the lessee on a month-to-month basis in your determination of the residual value of the leased asset.

As mentioned previously, our leases include renewal options whereby the lease contract provides for a month to month renewal of the contract to the extent the lessee selects this option at the end of lease term or otherwise fails to select one of the other end of lease options. Our historical experience relating to the expected cash flows to be received after the lease term is a consideration in the determination of the residual value of the leased asset.

•	Tell us how often you evaluate the residual value of leased assets for impairment.

Management performs reviews of the estimated residual values at least annually, and any impairment, if other than temporary, is recognized in the current period. The company will also perform an additional review of the values at any time when management deems a significant market event has occurred which could affect the values.

2.

We note in your disclosure that if a lessee continues to rent equipment after the lease term expires, you record an investment in rental contracts at the estimated residual value. Please confirm to us that you record these new month-to-month leases as operating leases in accordance with SFAS 13. Furthermore, please provide us with sample journal entries to describe how you record the termination of the prior financing lease and the inception of the new operating lease.

If a lessee continues to rent their equipment after the initial lease term has expired, the remaining net investment is removed from the accounts, and the account is recorded at its residual value, which in accordance with SFAS 13 paragraph 17 (f) (as amended) is the lower of its original cost, fair value, or present carrying amount, and the resulting difference, if any, is charged to income for the period. In accordance with SFAS 13 we record the new month to month contract as an operating lease. The contract is depreciated over a term of the lesser of 12 months or the actual renewal period. The new operating lease is recorded net of accumulated depreciation on the balance sheet. Rents are reported as income over the lease term as they become receivable according to the provisions of the lease, which is on a straight line, month to month basis.

Example Entry to Terminate Direct Finance Lease and Record Operating Lease

At the end of lease term, the estimated residual value is credited and the new asset, investment in rental contracts, is established.

Investment in rental contracts	140.95

•	Estimated residual value	(140.95)

Results of Operations

Depreciation and Amortization, page 18

3.

Please tell us and revise future filings to more clearly explain your accounting policy for recording and depreciating rental equipment under operating leases. For example, explain why you record some equipment at estimated residual value and other equipment at acquisition cost. In addition, tell us how you determined depreciation periods of 12 months and 36 months.

The Company’s accounting policy for recording and depreciating rental equipment under operating leases depends upon the source of the rental contract. Certain rental contracts (operating lease treatment) are originated as a result of the renewal provisions of the lease agreement described above. These contracts are recorded at the lower of the fair value of the equipment or the net book value as described above and depreciated over a term of 12 months. This term represents our estimate of the expected life of a previously leased piece of equipment and is based upon our historical experience. In the event the contract terminates prior to the end of the 12 month period, the remaining net book value is expensed as an impairment charge.

The Company also offers a financial product where the customer may acquire a new piece of equipment and sign a Rental Agreement which allows a renter to terminate the contract at any time by returning the equipment and providing the company with 30 days notice. Unlike the rental contracts that are originated as a result of automatic lease term renewals, these contracts are recorded at acquisition cost and an average contract life of 36 months is assigned to these schedules. This term is an estimate of the expected term under which the renter will continue to make payments and is based upon our historical experience. In the event that the contract terminates prior to the end of the 36 month period, the remaining net book value is expensed as an impairment charge. In accordance with SFAS 13, under an operating lease, the leased property should be depreciated following the lessor’s normal depreciation policy.

Our normal policy is to depreciate computer hardware and software over a period of 36 months. The rental contracts that we have originated or acquired through portfolio purchases have been various products such as Point of Sale, Credit Authorization and Medical Equipment, which are primarily comprised of computer hardware and software components, therefore a life of 36 months was assigned.

The Company will revise future filings to make these policies clearer.

4.	Please tell us how you determined the estimated life of service contracts to be 84 months. Tell us whether this represents the contractual term of your monitoring agreements.

In a typical service contract, a homeowner will purchase a home security system and simultaneously sign a contract with the security dealer for the monitoring of that system for a monthly fee. The security dealer will then sell the rights to that monthly payment to us for an upfront payment. We perform all of the processing, billing, collection and administrative work on these transactions. The service contract is recorded at cost. The estimated life of 84 months for service contracts is based upon the standard expected life of such contracts in the security monitoring industry and corresponds to the average outstanding period for a mortgage. This makes sense in that homeowners generally tend to keep the service for as long as they own the home. This estimated life has also proven to be accurate based upon our own historical performance of various monitoring portfolios. In the event the contract terminates prior to the 84 month term, the remaining net book value is expensed as an impairment charge at that time. This term differs from the contractual term in that the Service contracts we employ are not a firm term document, but rather are cancelable by the homeowner on a month to month basis but include a graduated early termination fee (which is designed to recover our costs in the event the cancellation takes place within the first four years).

Financial Statements

Note C – Net Investment in Leases, page F-14

5.

Please tell us and in future filings revise to include a complete description of your accounting policy for the allowance for credit losses. Describe your systematic analysis and procedural discipline, required by FRR-28, for determining the amount of your allowance for losses. Specifically discuss the following:

•	Explain how you develop each element of the allowance
•	Explain which loans, leases, and contracts are evaluated individually and which are evaluated as a group.
•	Explain how you determine the loss factors you apply to your graded loans to develop a general allowance
•	Explain how you consider any recourse provisions in determining each element of your allowance

We operate primarily through our wholly-owned subsidiaries, Leasecomm Corporation and TimePayment Corp. LLC. We lease and rent equipment and provide other financing services in amounts generally ranging from $500 to $15,000 and an average lease term of 44 months. Leasecomm historically financed contracts with an average amount financed of approximately $1,900, while the average amount financed by TimePayment is approximately $7,200. Given the nature of the “microticket” market and the individual size of each transaction, the business does not warrant the creation of a formal credit review committee to review individual transactions. Rather, we developed a sophisticated, risk-adjusted pricing model and have automated the credit scoring, approval and collection processes.

We believe that with the proper risk-adjusted pricing model, we can grant credit to a wide range of applicants provided we have priced appropriately for the associated risk inherent in the transaction. As a result of approving a wide range of credits, we experience a relatively high level of delinquency and write-offs in our portfolio. During periods where we are making credit decisions and funding new transactions, it is important for us to periodically review the credit scoring and approval process to ensure that the automated system is making appropriate credit decisions. Given the nature of the “microticket” market and the individual size of each transaction, the business does not warrant evaluating transactions individually for the purpose of developing and determining the adequacy of the allowance for credit losses. As such, transactions in our portfolio are not re-graded subsequent to the initial extension of credit, nor is the reserve allocated to specific transactions. Rather, in accordance with SFAS 114 paragraph 12, we view the impaired contracts to have common characteristics and maintain a general allowance against our entire portfolio utilizing historical statistics for recovery and timing of recovery as the basis for the amount.

We have adopted a consistent, systematic procedure for establishing and maintaining an appropriate reserve for credit losses for the microticket transactions by reserving, on a monthly basis an amount that is equal to or greater than 50% of the 90-day delinquency balance. In order to support the premise that 50% of the 90-day delinquency balances are an appropriate level of reserve, we review, on a static pool basis, the collection experience on various months of originations. In addition we also review, on a static pool basis, the recoveries made on written off accounts. The results of these static pool analyses reflect our actual collection experiences given the fact that the company obtains additional recourse in many instances in the form of personal guaranties from the borrowers, as well as, in some instances, limited recourse from the Dealer. This review is conducted on a quarterly basis by the Chief Financial Officer. This historical experience provides the basis of the analysis to determine the adequacy of the reserves.

The Company will revise future filings to make this policy clearer.

6.

Specifically tell us how you determined your allowance for credit losses as of December 31, 2004 of $15 million to be sufficient to cover losses inherent in your portfolio given the fact that your net charge-offs during each of the last three years were in excess of $65 million.

The sufficiency of the allowance for credit losses of $15.0 million was determined based upon the policy as outlined above under the previous questions. Based upon the size of the remaining portfolio, delinquency levels, the static pool analysis, and the seasoning of the portfolio as of December 31, 2004, $15.0 million was deemed to be an appropriate reserve by management. It is also important to note that although the absolute dollar value of the reserve has changed, that the reserve at year end 2004 represented 28.04% of outstanding lease receivables. In December of 2003, the reserve represented 28.3% of receivables, and in December of 2002, the reserve represented 25.6% of outstanding lease receivables. In addition, the portfolio is significantly more seasoned now than in previous periods (its average age is older) given the fact that the Company was forced to stop funding virtually all new business from September 2002 through June of 2004 as outlined in the 2004 10-K filing. This seasoning factor should result in a lower default rate since lessees have been paying longer on their contracts. Accordingly, prior year historical charge off levels, when measured on an absolute dollar basis, are not indicative of our current portfolio requirements.

Our projections of probable net credit losses are inherently uncertain, and as a result we cannot predict with certainty the amount of such losses. Changes in economic conditions, the risk characteristics and composition of the portfolio, bankruptcy laws, and other factors could impact our actual and projected net credit losses and the related allowance for credit losses. To the degree we add new leases to our portfolio, or to the degree credit quality is worse than expected, we record expense to increase the allowance for credit losses for the estimated net losses expected in our lease portfolio.

Note E – Notes Payable and Subordinated Debt, page F-16

7.

We note your disclosure in your Form 8-K filed on May 4, 2005 that portions of debt have been forgiven in exchange for the exercise of warrants. Please tell us and in future filings revise to explain the terms of the warrants and explain how you accounted for the related forgiveness of debt.

In our 10-K filed March 30, 2005 the following disclosure was made regarding the warrants issued in conjunction with the $2.0 million subordinated debt:

In June 2004, TimePayment Corp LLC secured a commitment for a three year subordinated note for $2.0 million, simultaneously with the closing of the $8.0 million credit line discussed above. According to the agreement, outstanding borrowings bear interest at 13.0%.

In connection with the issuance of the $2.0 million subordinated note discussed above, the Company issued warrants to purchase 110,657 shares of the Company’s common stock at an exercise price of $2.00 per share and 191,685 shares of the Company’s common stock at an exercise price of $2.91 per share, both expiring on June 10, 2007. The fair market value of the warrants, as determined using the Black-Scholes option-pricing model, was accounted for as additional paid in capital and discount on subordinated notes payable. The resulting discount was $628,000, which is being amortized to interest expense under the interest method. As of December 31, 2004, $65,000 had been accreted to interest expense and the resulting effective interest rate on the subordinated note was the base rate plus 12.4%.

In our 10-Q filed August 12, 2005 the following disclosure was made regarding the exercise of the warrants issued and the associated forgiveness of the subordinated debt.

In May 2005, one of the Company’s lenders elected to exercise the warrants that had been issued in connection with a $2.0 million subordinated note. The lender exercised 110,657 warrants at $2.00 per share and 191,685 warrants at $2.91 per share. In lieu of paying cash for the transaction the lender forgave $779,117 of the subordinated note that was outstanding.

Accordingly, while this transaction was technically described as a forgiveness of debt, in reality, the note holder simply exercised its right to convert a portion of the debt to equity which was permissible under the terms of the note and no cash was exchanged in the transaction.

Note H – Income Taxes, page F-21

8.

Please explain to us the reason for the $7.9 million reduction in your estimate of certain tax liabilities in the fourth quarter of 2004. In your response, please include the rationale for the timing of the reduction and the rationale for the dollar amount of such reduction.

In accordance with the provisions of SFAS No. 5 “Accounting for Contingencies”, the Company had recorded an estimated income tax liability related to certain tax exposures. This estimated liability had been expensed in prior years and was included as a component of accrued income taxes. During 2004, the IRS initiated an income tax examination of the Company’s income tax returns, covering the 2002 tax return and the years 1998 – 2002. The IRS examination was triggered by the $11 million federal tax refund received in 2003 from the 2002 tax filing. Refunds in excess of $2 million trigger a mandatory examination by the IRS. By the fourth quarter of 2004, the IRS examination had developed to the point where the exam findings, while not final, indicated that it was no longer probable that $7.9 million of the Company’s estimated income tax liabilities would become due and payable to the IRS. Accordingly, the Company reduced its accrued income taxes by $7.9 million in the quarter ended December 31, 2004.

Note E – Commitments and Contingencies

Legal Matters, page F-23

9.

Please revise future filings to provide the disclosures required by SFAS 5 with respect to your loss contingencies. Specifically, provide an estimate of the possible loss or range of loss when such estimate can be made. For example, we note that you have entered into settlement agreements with plaintiffs in several cases. Please disclose the settlement amounts and confirm that they have been recorded in your financial statements.

In each of the cases listed, where a settlement agreement had been reached and/or was pending, the amounts were recorded in the financial statements. The Company acknowledges the Staff’s comment and confirms that material disclosures required by SFAS 5 will be made in future filings where the settlement amount is final and determinable. The specifics of certain individual settlements have not been disclosed in previous filings where the settlement amounts have not been deemed to be material in amount to the Company. In those instances where the Company has not reached a settlement agreement, it is often the case that a reasonable estimate of loss cannot be made. The Company notes that premature disclosure in the nature of an estimate of a loss or range of loss would undoubtedly be valuable to opposing counsel in settlement negotiations, and disclosure may jeopardize the outcome of the case. In this regard, the Company is mindful of the Staff’s statement that with litigation loss contingencies, “registrants need to balance concerns regarding confidentiality with the need for investors ... to gain a clear understanding of the registrants’ liquidity, as well as results of operations and financial position, through footnote disclosure and discussions in MD&A.” (Current Accounting and Disclosure Issues in the Division of Corporation Finance, March 2005, part II.G) Obviously, going forward, in those instances where SFAS 5 and Staff guidance would require disclosure of an estimated loss or a range of estimated losses without jeopardizing the outcome of the settlement, the Company will make such disclosure.

If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (781) 994-4800. Thank you for your consideration.

Sincerely,

James R. Jackson, Jr.

Vice President and Chief Financial Officer

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Re:	MicroFinancial Incorporated
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 30, 2005
File No. 001-14771

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Proposed revisions to future filings

I have included a red line draft copy of the proposed revisions to be included in future filings to more clearly explain those items outlined in the SEC Comment Letter dated September 13, 2005. The changes shown below have been redlined against the Company’s 10-K filing dated December 31, 2004:

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Revisions to Results of Operations – Depreciation and Amortization

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Depreciation and amortization expenses consist primarily of the depreciation taken against fixed assets and rental equipment, and the amortization of the Company’s investment in service contracts. The Company’s investment in fixed assets is recorded at cost and amortized over the expected life of the service period of the asset. The Company’s accounting policy for recording and depreciating rental equipment under operating leases depends upon the source of the rental contract. Certain rental contracts are originated as a result of the renewal provisions of the lease agreement whereby at the end of lease term, the customer may elect to continue to rent the leased equipment on a month to month basis. These contracts are recorded at their residual value and depreciated over a term of 12 months. This term represents our estimated life of a previously leased piece of equipment and is based upon our historical experience. In the event the contract terminates prior to the end of the 12 month period, the remaining net book value is expensed as an impairment charge.

The Company also offers a financial product where the customer may acquire a new piece of equipment and sign a rental agreement which allows the customer, assuming the contract is current and no event of default exists, to terminate the contract at any time by returning the equipment and providing the company with 30 days notice. These contracts are recorded at acquisition cost and an average contract life of 36 months is assigned to these schedules. This term is an estimate of the expected term under which the renter will continue to make payments and is based upon our historical experience. In the event that the contract terminates prior to the end of the 36 month period, the remaining net book value is expensed as an impairment charge. Service contracts are recorded at cost and amortized over their estimated life of 84 months. In a typical service contract acquisition, a homeowner will purchase a home security system and simultaneously sign a contract with the security dealer for the monitoring of that system for a monthly fee. The security dealer will then sell the rights to that monthly payment to the Company. We perform all of the processing, billing, collection and administrative work on these transactions. The service contract is recorded at cost. The estimated life of 84 months for service contracts is based upon the standard expected life of such contracts in the security monitoring industry and has also proven to be accurate based upon our own historical performance of various monitoring portfolios. In the event the contract terminates prior to the 84 month term, the remaining net book value is expensed as an

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impairment charge at that time. The Company periodically evaluates whether events or circumstances have occurred that may affect the estimated useful life or recoverability of the asset and any resulting charge is made to depreciation and amortization expense. Depreciation and amortization related to rental contracts decreased by $386,000, or 4.1% and depreciation and amortization related to service contracts decreased by $1.6 million, or 27.6%, for the year ended December 31, 2004, as compared to the year ended December 31, 2003. The decrease in depreciation and amortization can be attributed to the decrease in the overall size of the Company’s portfolio of leases, rentals and service contracts. Depreciation related to the Company’s property and equipment decreased by $644,000, or 44.6%, for the year ended December 31, 2004, as compared to the year ended December 31, 2003. For the year ended December 31, 2003 as compared to the year ended December 31, 2002, depreciation and amortization related to rental contracts increased by $177,000, or 1.9% and depreciation and amortization related to service contracts decreased by $1.2 million, or 17.0%. Depreciation related to the Company’s property and equipment decreased by $816,000, or 36.1%, for the year ended December 31, 2003, as compared to the year ended December 31, 2002.

Revisions to Financial Statements – Net Investment in Leases

Given the nature of the “microticket” market and the individual size of each transaction, the business does not warrant the creation of a formal credit review committee to review individual transactions. Rather, we developed a sophisticated, risk-adjusted pricing model and have automated the credit scoring, approval and collection processes. We believe that with the proper risk-adjusted pricing model, we can grant credit to a wide range of applicants provided we have priced appropriately for the associated risk inherent in the transaction. As a result of approving a wide range of credits, we experience a relatively high level of delinquency and write-offs in our portfolio. During periods where we are making credit decisions and funding new transactions, it is important for us to periodically review the credit scoring and approval process to ensure that the automated system is making appropriate credit decisions. Given the nature of the “microticket” market and the individual size of each transaction, the business does not warrant evaluating transactions individually for the purpose of developing and determining the adequacy of the allowance for credit losses. As such, transactions in our portfolio are not re-graded subsequent to the initial extension of credit, nor is the reserve allocated to specific transactions. Rather, we view the impaired contracts to have common characteristics and maintain a general allowance against our entire portfolio utilizing historical statistics for recovery and timing of recovery as the basis for the amount.

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We have adopted a consistent, systematic procedure for establishing and maintaining an appropriate reserve for credit losses for the microticket transactions by reserving, on a monthly basis an amount that is equal to or greater than 50% of the 90-day delinquency balance. In order to support the premise that 50% of the 90-day delinquency balances are an appropriate level of reserve, we review, on a static pool basis, the collection experience on various months of originations. In addition we also review, on a static pool basis, the recoveries made on written off accounts. The results of these static pool analyses reflect our actual collection experiences given the fact that the company obtains additional recourse in many instances in the form of personal guaranties from the borrowers, as well as, in some instances, limited recourse from the Dealer. In addition, we consider delinquency statistics, current economic conditions, and other relevant factors. This historical experience provides the basis of the analysis to determine the adequacy of the reserves.

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